UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMMON STOCK, $0.0001 PAR VALUE

Not applicable.

CUSIP NUMBER

William Tay

305 Madison Avenue

Suite 1166

New York, NY 10165

(917) 591-2648

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

September 3, 2007

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

The reason for filing this amendment is to file the Exhibit listed under Item 7 that was not filed with the original filing.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

William Tay

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) o

(b) o

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

United States

Number	(7)	Sole Voting Power
of Shares		313,400
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		313,400

	(10)	Shared Dispositive Power:
		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 313,400

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
o

(13)	Percent of Class Represented by Amount in Row (11): 1%

(14)	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Attn: Mr. Craig Jolly, President/CEO

IntelliCapital, Inc.

P.O. Box 239

Airway Heights, WA 99001

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: William Tay

(b)	Address: 305 Madison Avenue, Suite 1166
New York, NY 10165

(c)	Business consultant and private investor.

(d)	None.

(e)	None.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, William Tay, sold 31,026,600 shares of the Issuer in a private transaction to Craig Jolly and received the sum of $59,900. After the sale, Mr. Tay owns 313,400 shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 31,026,600 shares of common stock of the Issuer by Reporting Person William Tay to Craig Jolly.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

William Tay beneficially owns 313,400 shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Share Purchase Agreement, dated August 26, 2007, between William Tay and Craig Jolly (herein incorporated by reference from filing on Form 8-K on August 27, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:
Dated: September 6, 2007

	By:	/s/ William Tay
William Tay